

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2012

Via E-mail
Thomas Hagan
President
Caribbean Pacific Marketing, Inc.
2295 Corporate Blvd. NW, Suite 131
Boca Raton, FL 33431

> **Re: Caribbean Pacific Marketing, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-180008**

Dear Mr. Hagan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please revise your disclosure to indicate that if the offering is successful, the Company will be a public company subject to the reporting requirements under Securities Exchange Act of 1934.

3. We note that your registration statement includes numerous references to the pronouns "she" and "her" in relation to your officers and directors. For example, in the risk factor under the heading "Because we have only two officers and directors…" on page 6, you refer to the certain accounting and disclosure controls "she" will have created. Please revise your disclosure, as necessary, in light of the fact that Mr. McDonnell and Mr. Hagan are your only employees and directors.

Cover Page

4. Please complete your cover page by entering your Primary Standard Industrial Classification Code and your IRS Employer Identification Number.

Risk Factors, page 5

General

5. Please include a risk factor specifically highlighting the fact that investors in your offering will suffer immediate dilution of share value upon purchase of your common stock.

6. Please include a separate risk factor which discusses any risks related to Company's compliance with public company reporting requirements under the Exchange Act following the effectiveness of the registration statement. The risk factor should also include a discussion of how the Company will address related legal, compliance, accounting and public relations expenses.

7. We note your references to certain "services" provided by the Company in the risk factors at page 5 under the headings "We lack an operating history and have losses that we expect to continue…" and "If we do not make a profit..." As your disclosures indicate that your future business will only involve the sale of certain products, please delete your references to "services" provided by the Company.

"We lack an operating history and have losses that we expect to continue into the future…," page 5

8. You state in this risk factor that since your inception you have expended $15,156 in "consulting fees." Here, and in your Management's Discussion and Analysis of Financial Condition or Plan of Operation, please provide us with additional information about these fees, including to whom they were paid and the specific consulting service you received in return for them.

<u>"If we do not attract customers, we will not make a profit…," page 5</u>

9. In light of the similar risk discussed in this risk factor and the risk factor appearing under the heading "If we do not make a profit, we may have to suspend or cease operations," please revise your disclosure to combine these risk factors.

<u>"Because our two officers and directors will only be devoting limited time to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of operations . . .," page 6</u>

10. Please amend this risk factor to indicate how many hours Mr. McDonnell will be able to devote to your operations. Also, please include information about the other activities in which your directors are principally engaged.

<u>"Because we have only two officers and directors who have no formal training in financial accounting and management . . .," page 6</u>

11. This risk factor indicates that management does not have the ability to prepare the Company's financial statements because you lack individuals with experience in financial accounting. Please tell us who prepared your financial statements.

12. Please remove the last sentence of this risk factor, as it tends to mitigate the risk you are attempting to convey and is therefore inappropriate.

<u>"The sun care and skin care industries are highly competitive . . .," page 6</u>

13. Much of this risk factor is written in the present tense, implying that your operations have already commenced. Please amend this risk factor to change the text to the future tense where applicable, so as to avoid any confusion.

<u>Dilution of the Price You Pay for Your Shares, page 10</u>

14. Your dilution calculations appear to be incorrect. Please explain how you determined the following amounts and correct your dilution calculations accordingly.

   - Explain how you calculated the net tangible book value at February 24, 2012 of $2,790, which is inconsistent with amounts presented in your balance sheet;

   - Explain why you did not subtract estimated offering costs from proceeds raised under each offering scenario; and

   - Explain how you calculated the net tangible book value per share after the offering and immediate dilution per share for new investors for each offering scenario.

Plan of Distribution; Terms of the Offering, page 12

15. We note that your disclosure includes various references to "future actions by creditors," to creditors obtaining a judgment against the company, and to the ability for creditors to "attach the funds" collected from the offering. Please revise your disclosure to identify the creditors to which you refer and any amounts you believe they are owed. Your disclosure should also discuss any legal action taken by creditors and any such action that you anticipate such creditors may take.

Regulation M, page 13

16. This disclosure makes reference to a "sole" officer and director. Please amend your registration statement to correct these typos so as to avoid any confusion.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 14

General

17. On pages 5 and 14, you state that your auditors have issued a qualified opinion, which is consistent with your disclosure in Note 2. However, these assertions are contradicted by your auditor's report on page F-2. Please revise accordingly.

Plan of Operation, page 15

18. You state here that you intend to market products through your President's personal contacts. Please identify the contacts you are referring to and the reasons you believe utilizing such contacts would be an effective method for selling your anticipated products.

Liquidity and capital resources, page 16

19. You state here that you have made no arrangements to raise additional capital other than through this offering and that you have no other financing plans. On the preceding page, you note that you are seeking to raise equity financing. Please reconcile the discrepancy between these statements. Please also amend your disclosure to state whether or not you anticipate entering into any equity financing prior to the completion of this offering.

Business, page 16

20. We note Mr. McDonnell's prior employment at Suncoast Nutriceuticals and Mr. Hagan's employment with Patient Portal Technologies, Inc. We also note that Suncoast attempted to register an offering of securities on Form S-1 in 2008. In this Form S-1, Suncoast disclosed that it planned to market an all-natural line of sun-care and skin-care products

and that it had acquired over sixty product formulations and trademarks for "Caribbean Pacific" and "Suncoast Naturals" products from Patient Portal Technologies, Inc. We note that many of the disclosures included in Suncoast's S-1 including its business plan, specific brand name products, manufacturers, methods of sale, and advertising materials are nearly identical to the descriptions provided in the instant registration statement for Caribbean Pacific Marketing. In light of these similarities and the common parties involved, please revise your disclosure to provide a full description of any financial or business relationships and any other connections between Suncoast, Patient Portal, and Caribbean Pacific Marketing. In addition, to the extent applicable, please include disclosure in relation to any related party transactions as required by Item 404(a) of Regulation S-K and file any underlying agreements between these parties as exhibits to your filing.

Our Products, page 17

21. Please explain your statement that you have "identified" twenty product formulations in conjunction with your contract manufacturer. If you and/or your contract manufacturer developed these products by combining active ingredients according to proprietary formulations of your creation, please amend your disclosure to state this clearly and describe the process you used in creating these formulations.

22. Please clarify whether you own the trademarks and formulations for the products you intend to manufacture and sell. To the extent that you obtained these assets from another party or have licensed the rights to use these assets, you should describe any underlying transactions relating to the transfer of these material assets and file any related agreements as exhibits to the registration statement.

23. Please clarify whether or not any of your anticipated products have previously been sold in the marketplace by any other company under either the brand names you have chosen or any other brand names.

Manufacturing and Raw Materials, page 17

24. Please amend your disclosure to include the material terms of your agreement with Absolute Natural Blenders, Inc., including the payment, duration, and termination provisions. Please also discuss whether, and if so, how, your agreement with Absolute Natural Blenders, Inc. is related to your agreement with Absolute Packaging, Inc.

Competition, page 18

25. You state here that your business "competes" against certain other companies and that you "are marketing" a line of products. As you have not yet initiated any operations, it is not appropriate to use the present tense. Please amend your disclosure accordingly.

Research and Development, page 18

26. Please reconcile your various statements about your having developed proprietary
    formulations and a line of products with your assertion that you have no research and
    development activities.

Properties, page 19

27. Please explain your statement that manufacturing, warehousing, fulfillment and shipping
    services will be provided by your contract manufacturer, Absolute Packaging, Inc., at no
    cost to the Company. Also, tell us the key terms governing your arrangements with this
    firm and whether this firm constitutes a related party. Revise your disclosure accordingly.

Management, page 19

Background of Officers and Directors, page 20

28. Please revise your disclosure to provide a brief discussion of how each director's specific
    experience, qualifications, attributes or skills led to the conclusion that they should serve
    as directors, in light of the registrant's proposed business and structure.

29. Please revise the biographical information provided for Mr. Hagan to clarify that Patient
    Portal Technologies, Inc. is no longer a publicly traded company. Please also confirm
    that Mr. Hagan is currently employed by Patient Portal Technologies, Inc.

30. Please revise the biographical information provided for Mr. McDonnell to account for his
    employment from 2009 until 2012 as required by Item 401(e) of Regulation S-K. Please
    also specify what other activities Mr. McDonnell is currently engaged in, as you have
    stated that he is unable to work more than 20 hours per week for you, but you have not
    indicated how he is presently employed.

Indemnification, page 21

31. We note that your description of indemnification provisions under your articles of
    incorporation and bylaws includes reference to indemnification under Nevada Law. We
    also note that the description of your common stock on page 23 includes reference to the
    applicable statutes of the State of Nevada. As you are incorporated in Florida, these
    references to Nevada law appear to be in error. Please revise your disclosure
    accordingly.

Financial Statements, page 24

32. Please explain the statement that your financial statements will be prepared by your
    independent registered public accounting firm, Harris F. Rattray, CPA. In particular, tell

us the factors considered in determining that this firm met the independence requirements under Article 2 of Regulation S-X. Revise your disclosure accordingly.

Signatures, page II-4

33. Please revise your signature page to include the signature of each of your two directors. In addition, the signature block for each individual should indicate the additional capacity under which the individual is signing the registration statement. In this regard, please note that Form S-1 requires that the registration statement be signed by the principal executive officer or officers, principal financial officer, and controller or principal accounting officer.

Exhibit 5.1 Legal Opinion

34. Please provide a revised legal opinion that specifically identifies the state in which Mr. Lanham is admitted to practice law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or Bryan Pitko at (202) 551-3203 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Randall Lanham, Esq.
        Lanham & Lanham, LLC
        28562 Oso Parkway, Unit D
        Rancho Santa Margarita, CA 92688